(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

Nine months ended September 30, 2011

(Expressed in Canadian Dollars)

(Unaudited)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Financial Position
(Unaudited, expressed in Canadian dollars)

	Note	September 30, 2011	December 31, 2010
			(Note 4)
Assets
Current assets:
Cash and cash equivalents		$15,541,846	$18,212,215
Restricted cash		71,217	45,752
Amounts due from Exploration Partners	7(j) & (k)	1,402,203	878,770
Taxes and other receivables		913,511	307,987
Prepaid and deposits		271,953	253,036
		18,200,730	19,697,760
Non-current assets:
Marketable securities	5	44,333	61,667
Equipment	6	330,232	218,343
Mineral properties	7	53,541,199	45,085,670
Reclamation bonds		533,118	397,483
		54,448,882	45,763,163
Total assets		$72,649,612	$65,460,923

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,656,047	$855,343
Due to related parties	11	52,845	41,225
		1,708,892	896,568

Shareholders' Equity
Share capital	8	109,749,102	95,800,950
Contributed surplus		17,722,865	15,643,693
Accumulated other comprehensive loss		(34,533)	(17,199)
Deficit		(56,496,714)	(46,863,089)
		70,940,720	64,564,355
Total liabilities and shareholders' equity		$72,649,612	$65,460,923

Commitments (note 12)
Subsequent events (note 14)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Comprehensive Loss
(Unaudited, expressed in Canadian dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2011	2010 (Note 4)	2011	2010 (Note 4)
General administrative expenses
Administration and general office expense		$184,766	$142,261	$536,539	$430,437
Consulting		128,535	73,122	283,658	244,835
Depreciation		42,527	26,852	104,819	55,474
Directors' fees		23,453	24,747	87,169	81,997
Investor relations and communications		54,748	40,657	247,974	210,597
Personnel costs		307,299	216,096	810,398	600,916
Professional fees		107,534	108,963	338,698	348,813
Transfer agent and regulatory fees		18,250	9,039	136,039	152,434
Travel and promotion		45,356	33,492	117,307	105,498
Loss before other (expense) income		(912,468)	(675,229)	(2,662,601)	(2,231,001)

Other (expenses) income
Exploration partner administration income		77,073	41,650	163,059	97,698
Foreign exchange (loss) gain		192,862	(226,066)	(40,681)	(218,592)
Fair value gain on derivative liability		-	-	-	4,037,184
General exploration costs		(159,568)	(103,971)	(304,818)	(414,648)
Impairments	7(i)	-	-	(4,220,632)	-
Interest income		47,012	2,680	51,605	175
Share-based payments	9(a)	(2,341,617)	(1,626,918)	(2,581,032)	(2,036,878)
Write-off of equipment		-	-	(38,525)	-
		(2,184,238)	(1,912,625)	(6,971,024)	1,464,939

Net loss for the period		(3,096,706)	(2,587,854)	(9,633,625)	(766,062)
Unrealized loss on marketable securities		(2,667)	(6,000)	(17,334)	(14,333)
Comprehensive loss for the period		$(3,099,373)	$(2,593,854)	$(9,650,959)	$(780,395)
Loss per share - basic and diluted		$(0.02)	$(0.02)	$(0.07)	$(0.01)
Weighted average number of common shares outstanding		143,535,816	122,977,020	141,775,031	118,688,823

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statement of Cash Flows
(Unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010 (Note 4)	2011	2010 (Note 4)
Operating activities
Net loss for the period	$(3,096,706)	$(2,587,854)	$(9,633,625)	$(766,062)

Items not involving cash:
Depreciation	42,527	26,852	104,819	55,474
Fair value gain on derivative liability	-	-	-	(4,037,184)
Impairments	-	-	4,220,632	-
Share-based payments	2,341,617	1,626,918	2,581,032	2,036,878
Shares issued for services	22,500	22,500	67,500	67,500
Write-off of equipment	-	-	38,525	-
	(690,062)	(911,584)	(2,621,117)	(2,643,394)
Changes in non-cash working capital
Taxes and other receivables	(328,785)	(640,376)	(605,524)	(859,334)
Prepaid and deposits	(57,271)	(2,134)	(18,917)	(94,879)
Accounts payable and accrued liabilities	(64,303)	19,145	(30,194)	(54,191)
Due to related parties	11,801	38,456	11,620	(198,359)
Cash used in operating activities	(1,128,620)	(1,496,493)	(3,264,132)	(3,850,157)

Financing activity
Shares issued for cash, net of issue costs	4,912,305	304,901	13,378,792	10,822,976
Cash provided by financing activity	4,912,305	304,901	13,378,792	10,822,976

Investing activities
Expenditures on mineral properties, net of recoveries	(5,046,115)	(2,726,333)	(11,807,855)	(6,977,256)
Due from exploration partners	(450,779)	40,831	(523,433)	192,786
Purchase of equipment	(156,356)	(68,170)	(255,233)	(127,668)
Reclamation bonds	(107,616)	(51,484)	(173,043)	(71,439)
Restricted cash	(3,850)	1,638	(25,465)	(47,334)
Cash used in investing activities	(5,764,716)	(2,803,518)	(12,785,029)	(7,030,911)
Decrease in cash and cash equivalents during the period	(1,981,031)	(3,995,110)	(2,670,369)	(58,092)
Cash and cash equivalents, beginning of period	17,522,877	8,732,238	18,212,215	4,795,220
Cash and cash equivalents, end of period	$15,541,846	$4,737,128	$15,541,846	$4,737,128
Supplemental Cash Flow Information
Mineral property expenditures included in accounts payable	$1,453,782	$657,620	$1,453,782	$657,620
Shares issued for mineral property	$-	$-	$-	$355,500

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited, expressed in Canadian dollars)

	Common Shares		Contributed		Accumulated Other
	Shares	Amount	Surplus	Deficit	Comprehensive Loss	Total
Balance at December 31, 2009	111,459,371	$63,168,843	$13,453,030	$(44,093,841)	$(12,866)	$32,515,166
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,001,418	4,155,155				4,155,155
Exercise of options	730,000	550,000				550,000
Exercise of warrants	7,843,286	6,117,821				6,117,821
Common shares issued for services	55,618	67,500				67,500
Common shares issued for mineral property	250,000	355,500				355,500
Fair value of options and warrants exercised		369,864	(369,864)			-
Fair value of derivative liability - warrants exercised		4,440,760				4,440,760
Share-based payments			2,036,878			2,036,878
Unrealized loss on available-for-sale marketable securities					(14,333)	(14,333)
Net loss for the period				(766,062)		(766,062)
Balance at September 30, 2010	123,339,693	$79,225,443	$15,120,044	$(44,859,903)	$(27,199)	$49,458,385

Balance at December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(46,863,089)	$(17,199)	$64,564,355
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options	654,500	723,405				723,405
Exercise of warrants	8,982,007	6,736,505				6,736,505
Common shares issued for services	56,401	67,500				67,500
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,581,032			2,581,032
Unrealized loss on available-for-sale marketable securities					(17,334)	(17,334)
Net loss for the period				(9,633,625)		(9,633,625)
Balance at September 30, 2011	149,450,476	$109,749,102	$17,722,865	$(56,496,714)	$(34,533)	$70,940,720

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

1.	Nature of operations

Quaterra Resources Inc., (“Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is incorporated and domiciled in Canada under the Business Corporations Act (British Columbia). The address of its registered office is 950 - 1100 West Hastings Street, Vancouver, British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has prepared a cash flow forecast for 2011/2012 and believes that it has sufficient funds to continue operations for at least the next twelve months.

2.	Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS1”). These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all of the necessary disclosures required for annual financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2010 and the annual disclosures and accounting policies included in the condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of November 8, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in a restatement of these consolidated interim financial statements, including the transition adjustments recognized on conversion to IFRS.

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are described below.

	a)	Basis of measurement

The interim consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments and available-for-sale investments.

	b)	Consolidation

The financial statements of the Company consolidate the accounts of Quaterra and its subsidiaries (the “Quaterra Group”) which Quaterra controls by having the power to govern the financial and operating policies. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

	c)	Foreign currency translation

Items included in the financial statements of each consolidated entity in the Quaterra group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated interim financial statements are presented in Canadian dollars, which is Quaterra’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net income (loss).

	d)	Cash and cash equivalents

Cash and cash equivalents include deposits in banks and highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	e)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are recorded in net income (loss) in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company’s available-for-sale assets are marketable securities.

Available-for-sale investments are recognized at fair value and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss. Available-for-sale investments are classified as non-current, unless management expects to dispose of them within twelve months.

iii)

Loans and receivables: loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv)

Financial liabilities at amortized cost: financial liabilities at amortized cost include accounts payable and accrued liabilities and due to related parties. They are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and derecognized when its contractual obligations are discharged or cancelled or, they expire.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	e)	Financial instruments, continued

v)

Derivative financial instruments: the Company’s warrants that have an exercise price denominated in the U.S. dollars have been treated as derivative liabilities at fair value determined by the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net income (loss).

f)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized net within other items in net income (loss).

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

g)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or abandoned. Once a licence to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred.

Management reviews the carrying value of capitalized acquisition and exploration costs at least annually to consider whether there are any conditions that may indicate impairment. The impairment review is based on the exploration and evaluation results to-date and the Company’s intentions for development or sale of the mineral property.

h)	Revenue recognition

Revenue comprises interest income, administration fees from exploration partners which are recognized when earned and reasonable collection is assured.

i)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	j)	Use of judgments and estimates

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of deferred tax assets, the determination of environmental restoration, and the assumptions about the variables used in the calculation of share-based payments and derivative instruments. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

	k)	Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to contributed surplus. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	l)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net income (loss) except to the extent that they relate to items recognized directly in equity or in the other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

	m)	Unit offering

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of the announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

3.	Significant accounting policies, continued

	n)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

4.	Transition to IFRS

The condensed consolidated interim financial statements for the nine months ended September 30, 2011 are the Company’s third financial statements prepared under IFRS, as stated in note 2. The accounting policies described in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information presented in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2010, and the statement of financial position as at December 31, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and Canadian GAAP are described below.

IFRS 1 First-time Adoption of IFRS

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

The Company has elected the following:

•	To not apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002 and those granted but fully vested before the date of transition of January 1, 2010.
•	To continue to measure equipment at its historical amortized cost.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

4.	Transition to IFRS, continued

Adjustments on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability and are required to be measured at fair value at each reporting period with gains or losses recognized in net income (loss). The warrants issued on November 27, 2008 December 19, 2008 and January 15, 2009 with respect to the convertible debt financing had an exercise price denominated in United States dollars. As a result, these warrants are required to be measured and recognized at fair value with changes subsequent to the initial recognition charged to the net income (loss) until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model. The warrants expired or were exercised completely by May 25, 2010.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the three and nine month period ended September 30, 2010, the Company recorded a warrant revaluation gain of $nil and $4,037,184, respectively resulting from the fair value impact of this derivative liability.

Reconciliation of liabilities and equity

	December 31,	September 30,
	2010	2010
Total liabilities under Canadian GAAP	$896,568	$872,615
Derivative liability - warrants	-	-
Total liabilities under IFRS	$896,568	$872,615

Deficit under Canadian GAAP	$(42,422,329)	$(40,419,143)
Derivative liability - warrants	(4,440,760)	(4,440,760)
Deficit under IFRS	$(46,863,089)	$(44,859,903)

Share capital under Canadian GAAP	$91,360,190	$74,784,683
Derivative liability - warrants	4,440,760	4,440,760
Share capital under IFRS	$95,800,950	$79,225,443

Total shareholders' equity under Canadian GAAP	$64,564,355	$49,458,385
Adjustment on adoption of IFRS	-	-
Total shareholders' equity under IFRS	$64,564,355	$49,458,385

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

4.	Transition to IFRS, continued

Reconciliation of comprehensive income (loss)

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Comprehensive loss under Canadian GAAP	$(2,593,854)	$(4,817,579)
Adjustment on adoption of IFRS - fair value gain on derivative liability	-	4,037,184
Comprehensive loss under IFRS	$(2,593,854)	$(780,395)

There are no adjustments or impact on the statement of cash flows for the three and nine months ended September 30, 2010.

5.	Marketable securities

The fair value of the Company’s shares of Redtail Metals Corp. (formerly called Copper Ridge Exploration Inc.) (“Redtail”) and Auramex Resource Corp. (“Auramex”) are as follows:

		September 30, 2011			December 31, 2010
			Accumulated			Accumulated
	Number of		unrealized			unrealized gains
	common shares	Cost	losses	Fair value	Cost	(losses)	Fair value
Redtail	66,667	$38,866	$(24,533)	$14,333	$38,866	$(22,199)	$16,667
Auramex	1,000,000	40,000	(10,000)	30,000	40,000	5,000	45,000
		$78,866	$(34,533)	$44,333	$78,866	$(17,199)	$61,667

The fair value of these marketable securities has been determined by reference to their quoted closing share price at the reporting date.

6.	Equipment

	September 30, 2011			December 31, 2010
		Accumulated	Carrying		Accumulated	Carrying
	Cost	depreciation	value	Cost	depreciation	value
Computer	$37,482	$37,482	$-	$37,482	$33,842	$3,640
Office equipment	128,835	90,927	37,908	93,651	63,679	29,972
Software	110,549	69,370	41,179	59,866	59,866	-
Vehicles	464,096	212,951	251,145	354,228	169,497	184,731
	$740,962	$410,730	$330,232	$545,227	$326,884	$218,343

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties

The total deferred exploration and acquisition costs of mineral properties for September 30, 2011 and December 31, 2010 were as follows:

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Copper	Copper		Properties	Properties
Acquisition
Balance, December 31, 2010	$1,472,896	$1,267,888	$1,731,500	$2,100,233	$276,933	$4,458,996	$2,165,930	$13,474,376
Additions during the period	62,989	457,109	602,765	506,639	-	275,689	1,024,234	2,929,425
Impairments	-	-	-		(163,220)	-	(856,932)	(1,020,152)
Recovery - Goldcorp	-	(18,540)	-	-	-	-	-	(18,540)
Balance, September 30, 2011	1,535,885	1,706,457	2,334,265	2,606,872	113,713	4,734,685	2,333,232	15,365,109

Exploration
Balance, December 31, 2010	2,780,131	6,138,519	10,820,796	839,354	2,415,742	7,611,207	1,005,545	31,611,294
Geological	132,903	1,025,226	709,259	319,155	802	74,105	196,077	2,457,527
Geophysical	-	183,961	171,562	75,482	-	-	265,216	696,221
Geochemical	143,686	300,031	571,934	129,171	-	27	11,529	1,156,378
Drilling	666,035	1,052,672	2,985,434	839,846	-	-	128,770	5,672,757
Technical studies	28,555	36,442	19,192	115,415	-	12,075	-	211,679
Other	23,982	129,090	307,542	199,319	-	3,601	4,414	667,948
Additions during the period	995,161	2,727,422	4,764,923	1,678,388	802	89,808	606,006	10,862,510
Impairments	-	-	-	-	(2,278,372)	-	(884,700)	(3,163,072)
Recovery - Goldcorp	-	(1,134,642)	-	-	-	-	-	(1,134,642)
Balance, September 30, 2011	3,775,292	7,731,299	15,585,719	2,517,742	138,172	7,701,015	726,851	38,176,090
Total acquisition and exploration at September 30, 2011	$5,311,177	$9,437,756	$17,919,984	$5,124,614	$251,885	$12,435,700	$3,060,083	$53,541,199

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Copper	Copper		Properties	Properties
Acquisition
Balance, December 31, 2009	$1,413,183	$795,977	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$11,336,930
Additions during the year	59,713	545,000	661,681	440,897	1,226	507,855	547,672	2,764,044
Impairments	-	-	-	-	-	-	(553,509)	(553,509)
Recoveries	-	(73,089)	-	-	-	-	-	(73,089)
Balance, December 31, 2010	1,472,896	1,267,888	1,731,500	2,100,233	276,933	4,458,996	2,165,930	13,474,376

Exploration
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Geological	130,028	929,677	818,559	40,762	4,489	146,931	320,283	2,390,729
Geophysical	128,440	1,177,042	11,741	-	540	3,740	8,938	1,330,441
Geochemical	84,744	236,425	406,841	488	-	2,474	51,942	782,914
Drilling	362,299	1,473,420	1,053,838	-	-	-	299,093	3,188,650
Technical studies	36,545	51,064	25,560	22,750	-	50,328	-	186,247
Other	20,612	140,101	204,297	35,530	-	16,369	20,250	437,159
Additions during the year	762,668	4,007,729	2,520,836	99,530	5,029	219,842	700,506	8,316,140
Impairments	-	-	-	-	-	-	(68,612)	(68,612)
Recovery - Goldcorp	-	(1,390,987)	-	-	-	-	-	(1,390,987)
Balance, December 31, 2010	2,780,131	6,138,519	10,820,796	839,354	2,415,742	7,611,207	1,005,545	31,611,294
Total acquisition and exploration at December 31, 2010	$4,253,027	$7,406,407	$12,552,296	$2,939,587	$2,692,675	$12,070,203	$3,171,475	$45,085,670

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

The significant transactions that occurred during the nine months ended September 30, 2011 are as follows:

	a)	MacArthur Copper Project, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC (“North Exploration”), the Company made a US$524,000 option payment on January 11, 2011. The remaining option payments require the Company to pay either US$1,048,000 due on January 15, 2012 plus additional interest at the rate of 6%, or US$524,000 plus additional interest by January 15, 2012 and 2013, respectively.

	b)	Yerington Porphyry Copper Project, Nevada

On April 27, 2011, the Company completed the acquisition of Yerington copper property. On May 1, 2007, the Company received the bankruptcy court approval for the acquisition by a subsidiary of Quaterra of all Arimetco mining assets in the Yerington Mining District. The purchase price comprises US$500,000 cash, 250,000 of the Company’s common shares and a 2% Net Smelter Return (“NSR”) to a maximum of US$7.5 million on commencement of commercial production. The previously issued 250,000 common shares, held under escrow, were released and the remaining acquisition balance of US$141,650 was paid in April 2011.

	c)	Butte Valley Copper Prospect, Nevada

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as Butte Valley property. The Company can earn a 100% interest in the claims by making following staged payments totaling US$1 million:

		i)	US$20,000 upon execution (paid in May 2011);
		ii)	US$20,000 each on or before January 1, 2012 and 2013;
		iii)	US$40,000 on or before January 1, 2014;
		iv)	US$50,000 each on or before January 1, 2015 and 2016;
		v)	US$100,000 each on or before January 1, 2017, 2018 and 2019; and
		vi)	US$250,000 each on or before January 1, 2020 and 2021.

The Company has an option at any time to purchase the property for the difference between US$1 million and the sum of amounts previously paid or if the full amounts have been paid under the above the sum of US$1. The property is subject to 2.5% NSR upon commencement of commercial production of which 1% can be bought down for US$1 million.

	d)	Willow Creek Molybdenum Project, Montana

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments (year 2010) were waived and cancelled providing that all claim rental payments are made and additional drilling to a minimum of 500 feet is undertaken. On July 6, 2011, the Company terminated the option agreement and recorded an impairment of $1,109,447 in the second quarter of 2011.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

	e)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

		i)	US$140,000 on or before May 26, 2011 (paid in May 2011);
		ii)	US$130,000 on or before May 26, 2012;
		iii)	US$120,000 on or before May 26, 2013;
		iv)	US$110,000 each on or before May 26, 2014 and 2015; and
		v)	US$200,000 each on or before anniversary date till May 26, 2020.

The company is required to incur a total of US$300,000 exploration work on or before the third anniversary and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so expended.

The project is subject to 3% NSR upon commencing commercial production of which 1% can be bought at US$1,500,000.

	f)	Goldfield East Claims, Nevada

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada for US$1 million over ten years:

		i)	US$20,000 upon execution (paid in July 2011);
		ii)	US$20,000 each on or before June 15, 2012 and 2013;
		iii)	US$40,000 on or before June 15, 2014;
		iv)	US$50,000 each on or before June 15, 2015 and 2016;
		v)	US$100,000 each on or before June 15, 2017, 2018 and 2019; and
		vi)	US$250,000 each on or before June 15, 2020 and 2021

A 2% NSR is required upon commercial production.

	g)	Herbert Glacier, Alaska

In June 2010, Grande Portage entered into an agreement with Quaterra to earn up to a 65% interest in Herbert Glacier by spending US$1.25 million by June 15, 2012. As of September 30, 2011, Grande Portage had earned its 65% interest and the Company retains a 35% interest. The two parties have formed a joint venture for the further exploration and development of the property, with each party bearing their proportionate share of the costs. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party's interest is reduced to 10% or less, its interest will be automatically converted into a 1% net smelter returns royalty, which may be acquired by the other party at any time for US$1 million.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

	h)	Missouri Flat Prospect, Nevada

On August 1, 2011, the Company entered into an option agreement with a private owner to acquire a 100% interest in certain mining claims situated in Lyon County, Nevada for US$500,000 as below:

		i)	US$5,500 upon execution (paid in September 2011);
		ii)	US$5,000 on or before January 1, 2012;
		iii)	US$10,000 each on or before January 1, 2013 and July 15, 2013;
		iv)	US$10,000 each on or before January 1, 2014 and July 15, 2014;
		v)	US$10,000 each on or before January 1, 2015 and July 15, 2015;
		vi)	US$15,000 each on or before January 1, 2016 and July 15, 2016; and
		vii)	US$15,000 each on or before January 1, 2017 and July 15, 2017.

The Company has an option at any time to purchase the property for the difference between US$500,000 and the sum of the amount previously paid.

i)

During the nine months ended September 30, 2011, certain properties were deemed to be impaired. These include Duke Island ($2,441,592), Peg Leg ($257,533), Klondike ($49,809), Willow Creek ($1,109,446) and Gray Hills ($324,844). The Company has no further exploration plans for these properties and determined they were impaired (totaling $4,183,224) due to lack of exploration merits. No properties were impaired for the three months ended September 30, 2011.

	j)	Nieves Silver Concessions, Mexico

During the nine months ended September 30, 2011, the Company received US$354,434 for exploration expenditures incurred in 2010 from the exploration partner, Blackberry Ventures 1, LLC (“Blackberry”). US$1,187,424 was due from Blackberry for its share of ongoing exploration costs that were incurred in the nine months ended September 30, 2011.

	k)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010 the Company entered into an investment framework agreement with Goldcorp to fund the Company’s mining properties, currently 12 properties, in central Mexico totaling US$10 million. US$4 million and US$6 million from Goldcorp were received in February 2010 and 2011, respectively. As of September 30, 2011, US$5.9 million was spent on those properties.

In February 2010, Goldcorp selected Sierra Sabino for advanced exploration. As September 30, 2011, the Company has incurred US$2.6 million in exploration expenditures of which US$150,300 was due from Goldcorp including administration fees.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

7.	Mineral properties, continued

	k)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”), continued

Microondas Precious Metal Prospect

On April 8, 2011, the Company entered into a letter of intent agreement with La Cuesta International Inc. (“LCI”) to acquire a 100% interest in six mineral concessions in Zacatecas, Mexico in consideration of certain cash payments and the issuance of up to 20,000 common shares of the Company:

		i)	US$5,000 on or before June 1 , 2011 (paid in June 2011);
		ii)	US$5,000 on or before December 1, 2011;
iii)

US$10,000 on or before June 1, 2012 and 20,000 common shares of the Company. The Company may elect to make a one-time cash payment equal to the value of 20,000 shares of its common shares based on the share price at the close of trading on May 15, 2012;

		iv)	US$15,000 on or before December 1, 2012;
		v)	US$20,000 on or before June 1, 2013;
		vi)	US$25,000 on or before December 1, 2013; and
		vii)	US$25,000 each six months thereafter.

The prospect is subject to a 1% NSR that is capped at US$5 million and a 2% NSR for a portion of the prospect.

8.	Share capital

The Company has an authorized unlimited number of common shares without par value.

Pursuant to the Goldcorp IFA agreement, the Company issued 3,293,407 common shares during the nine months ended September 30, 2011 for US$6 million and 1,646,703 share purchase warrants. The warrants are exercisable at a price of $2.27 expiring February 7, 2013.

The Company issued 3,001,418 common shares for the Goldcorp US$4 million received in February 2010, and 1,500,709 share purchase warrants at an exercise price of $1.76 expiring February 4, 2012.

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”) which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

The number and weighted average exercise price of stock options are as follows:

	September 30, 2011		September 30, 2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	10,624,000	$1.60	9,237,000	$1.56
Granted	3,390,000	$1.29	2,625,000	$1.39
Expired	(1,924,500)	$1.56	(106,000)	$2.48
Cancelled due to modification	-	$-	(17,000)	$1.55
Exercised	(654,500)	$1.11	(730,000)	$0.75
Outstanding, end of period	11,435,000	$1.54	11,009,000	$1.56
Exercisable, end of period	11,250,000	$1.54	10,909,000	$1.56

The table below summarizes the options outstanding and exercisable as of September 30, 2011:

	Weighted average				Weighted average	Weighted
Numbe of	remaining	Weighted	Range of	Number of	remaining	average
options	contractual life	average	exercise	options	contractual life	exercise
outstanding	(years)	exercise price	price ($)	exercisable	(years)	price
8,695,000	3.88	$1.15	0.98 - 1.29	8,695,000	3.88	$1.15
910,000	3.98	$1.68	1.50 - 2.0	725,000	3.89	$1.71
1,830,000	1.32	$3.33	3.0 - 3.45	1,830,000	1.32	$3.33
11,435,000	3.48	$1.54		11,250,000	3.46	$1.54

The Company used the following weighted average assumptions to fair value the options granted during the nine months ended September 30, 2011 and 2010 using Black-Scholes option pricing model:

	September 30, 2011	September 30, 2010
Risk-free interest rate	1.53%	1.89%
Expected share price volatility	93.20%	91.73%
Expected option life in years	3.0	3.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

The share-based payments expense is incurred as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Consultants	$976,791	$788,923	$1,031,887	$1,004,269
Directors and officers	856,432	573,762	856,432	768,376
Employees	508,394	264,233	692,713	264,233
	$2,341,617	$1,626,918	$2,581,032	$2,036,878

b)	Share purchase warrants

	September 30, 2011		September 30, 2010
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	20,186,023	$1.16	21,584,701	$0.80
Issued	1,646,703	$2.27	1,500,709	$1.89
Expired	(630,000)	$0.75	(37,001)	$0.85
Exercised	(8,982,007)	$0.75	(7,843,286)	$0.78
Outstanding, end of period	12,220,719	$1.63	15,205,123	$0.86

The number of share purchase warrants outstanding as of September 30, 2011 is listed below:

Expiry date	Exercise price	September 30, 2011
October 28, 2011	$0.75	3,211,207
February 4, 2012	$1.76	1,500,709
October 27, 2012	$1.90	5,862,100
February 7, 2013	$2.27	1,646,703
		12,220,719

c)	Agent compensation options

The Company issued 703,452 agent compensation options at an exercise price of $1.45 expiring October 27, 2012 in relation to the brokered private placement on October 27, 2010. Each option entitles the agent to acquire one common share of the Company and one-half share purchase warrant exercisable at $1.90 by October 27, 2012.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits of $1,225,000 due to a change of control clause equal to up to two years’ gross salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management is listed below:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Salaries and employee benefits	$200,536	$193,497	$601,752	$550,747
Share-based payments	856,432	768,376	856,432	768,376
	$1,056,968	$961,873	$1,458,184	$1,319,123

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers and directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Manex Resource Group (a)	$133,043	$119,741	$392,367	$371,533
Atherton Enterprises Ltd. (b)	43,750	43,750	131,250	131,250
Lawrence Page Q.C. Law Corp. (c)	300	750	3,330	2,607
	$177,093	$164,241	$526,947	$505,390

a)	Manex Resource Group (“Manex”), a private company owned by a director that provides general office and administration services at market rates.

b)	Atherton Enterprises Ltd., a private company owned by an officer that provides the CFO function to the Company.

c)	Lawrence Page, Q.C. Law Corp., a company owned by a director that provides legal services.

12.	Commitments

On October 1, 2007, amended on June 8, 2008, the Company entered into a service agreement with Manex for its Vancouver head-office administration and corporate secretarial services at a monthly rate of $8,000 plus dedicated office space of $7,500 expiring June 30, 2012. As of September 30, 2011, the Company is committed to $139,500 for the remaining term of the service agreement.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2011
(Unaudited, expressed in Canadian dollars)

13.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant assets are distributed by geographic locations as follows:

	September 30, 2011			December 31, 2010
		Mineral	Total		Mineral	Total
	Equipment	Property	Assets	Equipment	Property	Assets
Canada	$-	$-	$15,157,524	$-	$-	$18,250,564
Mexico	160,042	14,748,934	17,437,200	118,435	11,659,434	13,000,424
U.S.A	170,190	38,792,265	40,054,888	99,908	33,426,236	34,209,935
Total	$330,232	$53,541,199	$72,649,612	$218,343	$45,085,670	$65,460,923

14.	Subsequent events

	a)	As at October 28, 2011, 2,869,225 warrants had been exercised at an exercise price of $0.75 for gross proceeds of $2,151,919, and 341,982 had expired.

	b)	On October 24, 2011, 300,000 stock options were granted to an officer at an exercise price of $0.90 per share for a five year period.